UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 5

                    Under the Securities Exchange Act of 1934


                         Stanley Furniture Company, Inc.
                                (Name of Issuer)

                     Common Stock, $.02 par value per share
                         (Title of Class of Securities)

                                   854305 20 8
                                 (CUSIP Number)


                                Andrew D. Flaster
     Thomas H. Lee Company, 75 State Street, Boston, MA 02109 (617) 227-1050 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 18, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 854305 20 8


1.   NAME OF REPORTING PERSON - ML-Lee Acquisition Fund, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [   ]
                                                                (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                [   ]


 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


                                          7.    SOLE VOTING POWER

NUMBER OF
SHARES                                    8.    SHARED VOTING POWER
BENEFICIALLY                                       400,719
OWNED BY
EACH                                      9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH
                                         10.    SHARED DISPOSITIVE POWER
                                                   400,719



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      400,719


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                         [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.7%


14.  TYPE OF REPORTING PERSON
     PN

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                                  SCHEDULE 13D

CUSIP No. 854305 20 8


1.   NAME OF REPORTING PERSON - Thomas H. Lee Advisors I

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [   ]
                                                               (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                             [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts


                                            7.    SOLE VOTING POWER

NUMBER OF
SHARES                                      8.    SHARED VOTING POWER
BENEFICIALLY                                         400,719
OWNED BY
EACH                                        9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH
                                           10.    SHARED DISPOSITIVE POWER
                                                      400,719



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      400,719


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.7%


14.  TYPE OF REPORTING PERSON

     OO

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                                  SCHEDULE 13D
                                 Amendment No. 5


     1.     Security and Issuer.

     This statement relates to the Common Stock, $.02 par value per share (the "Common Stock"), of Stanley Furniture Company, Inc., a Delaware corporation ("Stanley"), which has its principal executive offices at 1641 Fairystone Park Highway, Stanleytown, Virginia 24168. Capitalized terms used herein and not defined herein have the respective meanings ascribed to such terms in Amendment No. 3 to this Schedule 13D.

     4.     Purpose of the Transaction.

     The Common Stock covered by this report was acquired in connection with the Merger described in the Proxy Statement/Prospectus.

     By his execution hereof, except as discussed below, each of the reporting persons confirms that, as of the date of this statement, he has no plans or proposals which relate to or would result in any of the following:

            (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

            On November 18, 1997, the reporting persons sold an aggregate of 413,201 shares of Common Stock to the Company at $25.00 per share, pursuant to a Stock Purchase Agreement.

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the issuer;

            (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

            (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

            (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j)     Any action similar to any of those enumerated above.

     5.     Interest in Securities of Stanley.

     Unless indicated otherwise, each of the reporting persons has the sole power to vote or to direct the vote of the shares beneficially owned by such person and the sole power to dispose or to direct the disposition of the shares beneficially owned by such person.

     ML-Lee Acquisition Fund, L.P. (the "Lee Fund") and Thomas H. Lee Advisors I share voting and dispositive power with respect to the shares of Common Stock held by the Lee Fund.

     The reporting persons own 400,719 shares of Common Stock in the aggregate, or approximately 11.7% of the outstanding Common Stock of Stanley. Each of the reporting persons expressly disclaims the existence of a "group" among the reporting persons, within the meaning of Section 13(d) of the Securities
Exchange Act of 1934, as amended, and the Rules and Regulations of the Securities Exchange Commission promulgated thereunder, with respect to the beneficial ownership of Common Stock to which this statement relates. The filing of this statement by the reporting persons shall not be deemed to constitute an admission on the part of any of the reporting persons that such a group exists, or that such person is the beneficial owner of any shares of Common Stock not held by it.

     7.   Material to be Filed as Exhibits.

     Exhibit A      Joint Filing Agreement.

     Exhibit B Stock Purchase Agreement dated as of November 11, 1997 among Stanley and the Selling Stockholders (as defined therein) (incorporated by reference to Exhibit 99.1 to Stanley's Current Report on Form 8-K dated November 18,
                    1997).
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                                                    Signatures

           After reasonable inquiry and to the best of knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated:  December 1, 1997                 ML-LEE ACQUISITION FUND, L.P.

                                            By:  MEZZANINE INVESTMENTS, L.P.
                                                 Managing General Partner

                                            By:  ML MEZZANINE INC.,
                                                 General Partner


                                            By:    /s/ Audrey L. Bommer
                                                   Name:   Audrey L. Bommer
                                                   Title:  Vice-President and
                                                           Treasurer


                                          Thomas H. Lee Advisors I


                                             By:    /s/ Wendy L. Masler
                                                    Name:  Wendy L. Masler
                                                    Title:    Treasurer